UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Outcome of Board Meeting held on June 29, 2024

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Board of Directors of ICICI Bank Limited (the Bank) at its Meeting held today approved the following:

1.	In terms of Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Board of Directors approved the appointment of Mr. Rohit Bhasin (DIN: 02478962) and Mr. Punit Sood (DIN: 00033799), as Additional (Independent) Directors for a period of 5 years, with effect from July 26, 2024 and October 1, 2024, respectively, subject to the approval of shareholders. Brief profiles of Mr. Rohit Bhasin and Mr. Punit Sood are attached as Annexure 1. Mr. Rohit Bhasin and Mr. Punit Sood are not related to any Director of the Bank. We affirm that Mr. Rohit Bhasin and Mr. Punit Sood are not debarred from holding the office of Director by virtue of any order of Securities and Exchange Board of India or any other such authority.

2.	The Thirtieth Annual General Meeting (AGM) of the Members of the Bank will be held on Thursday, August 29, 2024, at 3:00 p.m. IST through Video Conferencing/Other Audio-Visual Means (VC/OAVM) facility. The Notice of the AGM and Annual Report 2023-24 will be sent only through electronic mode to those Members whose email addresses are registered with the Bank/Registrar & Share Transfer Agents of the Bank for equity shares/Depository Participant(s) in due course. The Notice of the AGM and Annual Report 2023-24 will also be made available on the website of the Bank and submitted to the stock exchange(s) in due course.

3.	August 12, 2024, has been fixed as the Record Date for determining the names of Members eligible for dividend on equity shares, if declared at the AGM.

4.	Appointment of M/s. Alwyn Jay & Co., Company Secretaries (Firm Registration No. P2010MH021500) as the Secretarial Auditor of the Bank for the financial year ending March 31, 2025. Brief profile of M/s. Alwyn Jay & Co. is attached as Annexure 2.

5.	Appointment of BSR & Co. LLP, Chartered Accountants (Registration No. 101248W/W100022) and C N K & Associates LLP, Chartered Accountants (Registration No. 101961W/W100036) as joint statutory auditors of the Bank to hold office from the conclusion of the 30th AGM till the conclusion of the 31st AGM. The appointment has been approved by the Reserve Bank of India and is subject to the approval of Members at the ensuing AGM. Brief profile of BSR & Co. LLP, Chartered Accountants and CNK & Associates LLP, Chartered Accountants is enclosed as Annexure 3.

Please take the above information on record.

Annexure 1

Mr. Rohit Bhasin

Mr. Rohit Bhasin is a Chartered Accountant with a rich and varied experience of working for more than 21 years with PricewaterhouseCoopers (PwC). In the past 5 years he has also been involved as an Independent Director and Audit Committee Chairperson of several leading listed Indian companies such as Star Health and Allied Insurance Company Limited, Dr. Lal Pathlabs Limited and Yatra Online Limited. In PwC, he was for several years a member of the India Leadership team and the Partner Oversight Committee and gained useful knowledge and insights in the areas of Governance, Business Management, Risk Management, Leadership Development skills and Human Resources. His awareness of Banking services was developed during his nearly decade long experience of working with Standard Chartered Bank in India.

Mr. Punit Sood

Mr. Punit Sood has a Bachelor degree in Electronics & Communications from Indian Institute of Technology, Roorkee in 1986 and a Post Graduate Programme in Management, Information Systems from Indian Institute of Management, Ahmedabad in 1988. He is a senior executive with over 35 years of experience in the Banking and Information Technology space. He has led high impact teams which have helped global financial institutions accelerate the effective deployment of technology platforms and solutions to enhance customer experience and business growth. He is currently Managing Director at NatWest Digital Services India Private Limited. In the past, he was the Managing Director and Chief Information Officer at JP Morgan Services India, and Chief Executive Officer and Managing Director at Citi Technology Services India.

Annexure 2

M/s. Alwyn Jay & Co., Company Secretaries

M/s. Alwyn Jay & Co., is a firm of Practicing Company Secretaries (“the Firm”) registered with the Institute of Company Secretaries of India and has extensive experience in handing secretarial audit of various banks. The Firm provides professional services in the field of Corporate Laws and Taxation, Finance & Accounting, Legal Compliances, Corporate Governance, Corporate Social Responsibility and allied services.

Annexure 3

M/s. B S R & Co. LLP

M/s. B S R & Co. LLP (erstwhile B S R & Co.) is a member entity of B S R & Affiliates, a network registered with the Institute of Chartered Accountants of India. B S R & Co. LLP is having its presence in various cities which includes Mumbai, Gurgaon, Bangalore, Kolkata, Hyderabad, Pune, Chennai, Chandigarh, Ahmedabad, Vadodara, Noida, Jaipur, Gandhinagar and Kochi. It has over 4,000 staff and over 140 partners.

B S R & Co. LLP audits various companies listed on stock exchanges in India including banking companies in the financial services sector.

M/s. C N K & Associates LLP

M/s. C N K & Associates LLP, is a multi-disciplinary Chartered Accountancy firm, head quartered in Mumbai, providing a wide spectrum of professional services including statutory audits, internal/ management audits and information systems audits, taxation - both direct and indirect and transaction advisory and other consulting services.

C N K & Associates LLP comprises of over 800 personnel specializing in their respective service lines, having its presence in various cities which includes Mumbai, Vadodara, Bengaluru, Chennai, Delhi, Pune, Ahmedabad and Gift City (Gandhinagar). The firm also has vast experience in the Banking, Financial Services and Insurance (BFSI) sector, having provided audit/non-audit and consultancy services to private, public, regulator and foreign banks.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date	: June 29, 2024	By:	/s/ Prachiti Lalingkar
		Name :	Prachiti Lalingkar
		Title :	Company Secretary